FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

67 Akti Miaouli
18537 Piraeus
Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 17, 2006 by Excel Maritime Carriers Ltd. Announcing that Excel Maritime reports results for the First Quarter 2006

.

ADDITIONAL INFORMATION

None.

NEWS RELEASE for May 17, 2006

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Reports Results for the First Quarter 2006

ATHENS, GREECE - May 17, 2006 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its results for the first quarter 2006 ended March 31st 2006.

First Quarter 2006 Results:

Total revenues for the first quarter 2006 amounted to $29.5 million, an increase of approximately 70% when compared to the $17.3 million earned during the first quarter of 2005. Net income for the first quarter 2006 amounted to $7.3 million versus $8.8 million for the same period in 2005, a decrease of approximately 16%. EBITDA for the first quarter 2006 was $17.8 million compared to $9.9 million during the first quarter 2005. Please see later in this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17 vessels were operated during the first quarter 2006 earning a blended average time charter equivalent rate of $ 18,289 per day, compared to an average of 6.9 vessels operated during the first quarter 2005 earning a blended average time charter equivalent rate of $24,144 per day.

Earnings per share basic and diluted for the first quarter 2006, calculated on 19,929,264 shares, were $0.37 compared to $0.60 in the first quarter of 2005, a decrease of 38%. The average number of shares in the first quarter of 2005 was 14,537,857.

CEO Christopher Georgakis commented: “Although we are pleased to announce an increase of 70% in our total revenues in the first quarter 2006 as compared to the same period 2005, our net income declined by approximately 16%. This is mainly due to the decline of the blended daily average time charter equivalent rate by 24% from $ 24,144 during the first quarter 2005, when the market was at peak levels, to $18,289 in the first quarter 2006.

Mr. Georgakis continued: “As a growth company, we plan to continue focusing on our goal of expanding and acting as a consolidator within the dry bulk industry, renewing our fleet, increasing our revenue base and improving our profitability. We believe that we have built a company that is strong both operationally and financially. Our strategy of building a strong balance sheet is geared to enable us to take advantage of market opportunities as these may occur in 2006. Financially sound companies like ours can take advantage of the short-term volatility and weaker markets to improve their business and market positioning for the longer term. We are focused on running our business in a way that optimizes operational performance, which we believe will eventually be reflected in the share price thereby increasing shareholder value”.

“We also expect to continue our chartering strategy of deploying our fleet between time and voyage charters. As of today, 52% of our fleet is under time charters with the rest operating in the spot market. This strategy provides the company with forward visibility of earnings from our time charters, while it enables us to benefit from the eventual strengthening of freight markets. Even with the cyclical nature of the dry bulk sector, we believe that there is continued strong demand from the Far East that has helped the Baltic Dry Index to perform much stronger than initially anticipated during the first quarter.”

CFO, Lefteris Papatrifon commented: “In the first quarter 2006 we reduced our total debt by $ 11.5 million from $ 262.8 million at the end of December 2005 to $ 251.3 million at the end of March 2006. At the same time, we have increased our cash balances (including restricted cash) to $ 91.7 million at the end of March 2006, thereby reducing our net debt to capitalization ratio to 29%. Our strong balance sheet and moderate leverage allow us to seek opportunities of fleet expansion in 2006”.

Conference Call and Webcast:

As already announced, tomorrow, Thursday, May 18, 2006 and at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-869-2352 (from the US), 0800-694-1449 (from the UK) or +44 (0)1452-560-304 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until May 25, 2006 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents the existing fleet as of May 17, 2006:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,572	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Goldmar	Handymax	39,697	1984
Swift	Handymax	37,687	1984
Total Handymax	7	286,980
Grand Total	17	1,004,930	12.9

Summary Fleet Data:

	First Quarter 2006	First Quarter 2005
FLEET DATA
Average number of vessels (1)	17	6.9
Available days for fleet (2)	1481	624
Calendar days for fleet (3)	1530	624
Fleet utilization (4)	97%	100%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	18,289	24,144
Vessel operating expenses (6)	5,036	4,436
General and administrative expenses (7)	1,132	1,877
Total vessel operating expenses (8)	6,168	6,313

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Results by Type of Vessel & Employment

	First Quarter 2006	First Quarter 2005
Capesize spot TCE Number of available days	N/A N/A	34,966 180
Panamax spot TCE Number of available days	17,527 270	N/A N/A
Panamax period TCE Number of available days	22,733 617	26,612 38
Handymax spot TCE Number of available days	12,547 446	19,501 243
Handymax period TCE Number of available days	18,440 149	18,318 163
Total fleet spot TCE Number of available days	14,426 716	26,082 423
Total fleet period TCE Number of available days	21,898 766	19,886 201

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(Expressed in thousands of U.S. Dollars .)

	For the First Quarter Ended March 31, 2006 (Unaudited)	For the First Quarter Ended March 31, 2005 (Unaudited)
Cash and cash equivalents, beginning of year
Provided by (Used in):	58,492	64,903
Operating Activities	14,695	16,450
Investing Activities	(167)	(112,739)
Financing Activities	(11,645)	176,616
Net increase (decrease) in cash and cash equivalents	2,883	80,327
Cash and cash equivalents, end of period	61,375	145,230

EBITDA Reconciliation (1)

(All amounts in thousands of US Dollars)

	First Quarter ended March 31, 2006	First Quarter ended March 31, 2005
Net Income	7,335	8,780
plus Net Interest Expense	3,105	(69)
Plus Depreciation	7,062	967
Plus Amortization	117	181
Plus Taxes	139	34
EBITDA	17,758	9,893

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31st, 2006 AND MARCH  31st, 2005

(Expressed in thousands of U.S.Dollars - except per share data)

	First Quarter 2006	First Quarter 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	29,344	17,201
Revenue from managing vessels	140	131
Revenue from Operations	29,484	17,332

EXPENSES
Voyage expenses	2,250	2,171
Vessel operating expenses	7,705	2,768
Vessels Depreciation	7,062	967
Amortization for drydocking and special survey	117	181
Gain on Vessel's sale	-	(3,867)
Contract termination expenses	-	5,186
General and administrative expenses	1,733	1,171
	18,868	8,577

Income from operations	10,616	8,755

OTHER INCOME (EXPENSES):

Interest and finance	(3,934)	(406)
Interest Income	829	475
Foreign currency exp/inc	(16)	(2)
Other, net	(21)	(8)
Total other income (expenses), net	(3,142)	59

Net Income from Operations	7,474	8,814

Income Taxes	139	34

Net Income, after taxes	7,335	8,780
Earnings per common share, basic & diluted	0.37	0.60
Weighted average number of common shares, basic and diluted	19,929,264	14,537,857

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

(Expressed in thousands of U.S. Dollars - except per share data)

	March 31, 2006	December 31, 2005
	Unaudited	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	61,375	58,492
Restricted cash	8,927	7,988
Accounts receivable	2,744	2,239
Other Current Assets	2,406	1,827
Total Current Assets	75,452	70,547

FIXED ASSETS:
Vessels' cost	486,397	486,397
Accumulated depreciation	(27,791)	(20,729)
Office furniture & equipments	691	524
Total fixed assets	459,297	466,192

OTHER NON CURRENT ASSETS:
Restricted cash	21,369	22,282
Other Non Current Assets	2,582	2,004

Total Assets	558,700	561,025

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	38,753	41,230
Accounts payable	6,344	3,307
Other Current Liabilities	5,486	6,913
Total Current Liabilities	50,583	51,450

LONG-TERM DEBT, net of current portion and net of deferred financing fees	212,564	221,586

STOCKHOLDERS' EQUITY:
Preferred Stock, $0,01 par value, 5,000,000 shares authorized, none issued
Common Stock, $0,01 par value, 49,000,000 A Class shares and 1,000,000 B Class shares authorized:19,595,153 A Class shares and 114,946 B Class shares, issued and outstanding at December 31,2005.
19,595,153 A Class shares and 114,946 B Class shares, issued and
outstanding at March 31, 2006.	197	197
Additional paid-in capital	181,495	181,265
Shares to be issued (298,403 A Class shares)	6,853	6,853
Due from related party	(2,024)	(2,024)
Retained earnings	109,221	101,887
	295,742	288,178
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31,2005 and March 31,2006	(189)	(189)
Total stockholders' equity	295,553	287,989

Total Liabilities & Stockholders' Equity	558,700	561,025

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2005 AND MARCH 31, 2006 (UNAUDITED)

(Expressed in thousands of U.S. Dollars)

	March 31, 2006	December 31, 2005

a.CASH FlOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period	7,335	8,780
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	7,299	1,255
Gain on sale of vessels	0	(4,032)
Other non cash expenses	230	5,423
Increase/Decrease in:
Current Assets	(1,084)	2,259
Increase/Decrease in:
Current Liabilities	915	2,795

a. Net cash from (used in) Operating Activities	14,695	16,450

b.CASH FLOWS USED IN INVESTING ACTIVITIES
Advances for vessel acquisition	0	(4,470)
Vessel acquisitions and/or improvments	0	(113,369)
Proceeds from sale of vessels	0	5,100
Office furniture & equipments	(167)	0

b.Net cash from (used in) Investing Activities	(167)	(112,739)

c.CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	0	62,300
Payment principal of loan	(11,619)	(3,056)
Issuance of common stock, net related issuance costs	0	116,551
Other	(26)	821
c.Net cash from Financing Activities	(11,645)	176,616

Net increase(decrease) in cash & cash equivalents	2,883	80,327
Cash & cash equivalents at beginning of period	58,492	64,903
Cash & cash equivalents at end of the period	61,375	145,230

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	2,623	274

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  May 17, 2006                 By: /s/ Christopher J. Georgakis

                                        ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer